Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 24, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Encana Corporation
Registration Statement on Form F-3
Filed July 25, 2016
File No. 333-212667

Ladies and Gentlemen:

On behalf of our client, Encana Corporation (together with its consolidated subsidiaries, the “Company”), we are hereby submitting in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-3 (the “Registration Statement”), which amends the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2016.

Amendment No. 1 reflects the responses of the Company to comments received in from the Staff of the Commission (the “Staff”) in a letter from H. Roger Schwall, dated August 19, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments in italic typeface followed by the Company’s responses thereto. References in the responses to page numbers are to Amendment No. 1 as filed with the Commission on the date hereof and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Description of Share Purchase Contracts and Share Purchase Units, page 25

1.	You state that you may issue share purchase contracts and share purchase units, which may consist of, among other securities, “debt obligations or preferred shares of third parties.” Generally, all securities underlying those you are registering must also be registered, included in your fee table, and described in your registration statement. Even if you have an exemption available for the offer and sale of the third party securities, you must provide in your registration statement information about the issuer of the underlying securities, possibly including financial statement and non-financial statement disclosures. Please see our Securities Act Sections C&DI Question 203.03 and the Staff’s no-action letter to Morgan Stanley & Co., Incorporated (June 24, 1996).

If you wish to include the third party securities and it is your position that Securities Act registration would not be required for those securities, please provide us with your analysis. Otherwise, please list them in the fee table and provide appropriate disclosure in the amended registration statement. If you do not wish to offer third party securities underlying any purchase contracts or units, please remove these references from the prospectus.

Response to Comment 1

The Company acknowledges the Staff’s comment and confirms that it does not wish to offer any third party securities underlying share purchase contracts or share purchase units. The Company has revised the Registration Statement to remove references to such third party securities. Please see page 25 of Amendment No. 1.

Exhibit 5.2 – Opinion of Blake, Cassels & Graydon LLP

2.	In part, Item 601(b)(5)(i) of Regulation S-K requires you to file an opinion of counsel indicating whether any debt securities you offer will be binding obligations of the registrant when sold. Counsel includes an assumption in romanette (viii) in the opinion’s fourth paragraph that at the time of execution and delivery, any related documents “constitute valid and binding obligations of such parties.” Prior to any “takedown” of these securities, please file an updated opinion from counsel which eliminates all such assumptions, including the last sentence in the fourth paragraph (with regard to the registrant), as well as numbered assumptions 2 through 12. Please see Staff Legal Bulletin No. 19 (CF), October 14, 2011 (“SLB19”), at Section II.B.2.a.

Response to Comment 2

The Company acknowledges the Staff’s comment and undertakes to file an updated opinion from counsel prior to the completion of any “takedown” offering of debt securities registered pursuant to the Registration Statement which does not include the assumptions noted in the Staff’s comment with respect to such debt securities.

3.	Please refer to the first numbered assumption on page 2 of the opinion. Please obtain and file a revised opinion which does not retain this assumption, as it is inconsistent with the opinion that Item 601(b)(5)(i) requires relating to the subject securities. Refer to Sections II.B.1.a., II.B.1.e, and II.B.3.a. of SLB19 for guidance.

Response to Comment 3

The Company acknowledges the Staff’s comment and counsel has revised its opinion to remove the assumption noted in the Staff’s comment. Please see Exhibit 5.2 of Amendment No. 1.

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Please do not hesitate to contact me to discuss any questions you may have regarding this letter.

Sincerely,

/s/ Andrew J. Foley

Andrew J. Foley

Paul, Weiss, Rifkind, Wharton &

Garrison LLP

cc:	Terence Trinh, Associate General Counsel, Encana Corporation
Chad C. Schneider, Blake, Cassels & Graydon LLP